COCA-COLA AMATIL

GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (61 2) 9259 6666
Facsimile: (61 2) 9259 6233

Company Announcements Office
Australian Stock Exchange Limited
By electronic lodgement

COCA-COLA AMATIL ANNOUNCES APPOINTMENT OF MR JOHN WARTIG AS CHIEF FINANCIAL OFFICER

Sydney, 11 May 2004: Coca-Cola Amatil Limited (CCA) today announced that John Wartig has been appointed Chief Financial Officer of CCA, with him taking up this position on 21 June 2004. In this role he will join CCA's senior executive team and report to the Managing Director of CCA, Mr Terry Davis.

John Wartig is an Australian and is aged 47 years. He is Australian educated and a Certified Practicing Accountant who commenced his finance career with Cadbury Schweppes Ltd in Melbourne, working in a number of finance roles for five years before holding Financial Controller positions in Pacific Dunlop and then Enzed Technology. His first Finance Director appointment was with Bell South Australia Plc in 1988, and in 1989 he became the European Director for Gemala Group (a private Indonesian conglomerate) before being appointed Senior M&A Consultant for Forefront Group, a strategic consulting group based in London.

John Wartig was approached in 1994 to re-join Cadbury Schweppes, initially as their Finance Director for the Australian beverage division and then promoted into the position of VP Finance-Asia Pacific Beverages; in this role he also was a member of the Cadbury Schweppes Asia Beverages Board of Management.

In 1998 he was promoted to Finance Director, Global Beverages, and then Finance Director Global Operations covering both beverages and confectionery before taking up his current role in early 2003 of Senior Vice President Finance for Cadbury Schweppes Americas Beverages (a US$3 billion revenue company that comprises more than 50% of the Cadbury Schweppes Group's underlying operating profit, based in Dallas Texas).

Mr Davis in announcing this appointment said, "We are delighted that a person of John Wartig's calibre is to join CCA. He is an individual who is widely respected within the global beverages industry and, with his experience in finance and in beverages both in Australia and especially the Asian region, I am sure he will make a strong contribution to the stewardship and continued development of CCA's business."

Yours faithfully

D A Wylie
Secretary

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For further information, please contact:
Analysts: Peter Steel +61 2 9259 6553
Media: Alec Wagstaff +61 2 9259 6571

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA